Exhibit 1.1

SECOND WARRANT AMENDMENT

This Second Warrant Amendment (this “Second Amendment”) is entered into as of January 13, 2026 (the “Effective Date”), by and between Streeterville Capital, LLC, a Utah limited liability Company (“Investor”), and EUDA Health Holdings Limited, a British Virgin Islands exempt company (“Company”). Capitalized terms used in this Second Amendment without definition shall have the meanings given to them in the Warrant (as defined below).

A. Company issued to Investor a Warrant to Purchase Ordinary Shares on December 4, 2025 (as amended from time to time, the “Warrant”) pursuant to that certain Securities Purchase Agreement by and between Company and Investor dated November 26, 2025 (the “Purchase Agreement”).

B. Investor and Company entered into an amendment to the Warrant dated December 16, 2025 (the “First Amendment”).

C. Investor and Company have agreed, subject to the terms, amendments, conditions and understandings expressed in this Second Amendment, to reduce the Exercise Price of the Warrant.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Recitals. Each of the parties hereto acknowledges and agrees that the recitals set forth above in this Second Amendment are true and accurate and are hereby incorporated into and made a part of this Second Amendment.

2. Exercise Price Reduction. Investor and Company agree that the Exercise Price, as set forth the Definitions in Attachment 1 of the Warrant, as amended by the First Amendment, is hereby reduced from $4.00 to $2.00.

3. Replacement of Section 2.1(b). Investor and Company agree that the Section 2.1(b) of the Warrant is hereby deleted and replaced in its entirety with the following:

“During the Cash Exercise Period, Company may require Investor to make a cash exercise under this Warrant (a “Forced Exercise”) if each of the following conditions is met: (i) the Closing Trade Price of the Ordinary Shares is at or above $3.00 for five (5) consecutive Trading Days (the “Measurement Period”); (ii) the cumulative dollar trading volume (as reported by Nasdaq) during the Measurement Period (the “Cumulative Volume”) is at least $1,500,000.00; and (iii) the applicable Warrant Shares would be free trading in Investor’s brokerage account upon delivery and eligible for immediate resale by Investor, and the Ordinary Shares must be trading on Nasdaq (free of any halts, chills, suspensions, etc.). The number of Warrant Shares that Company may require Investor to purchase pursuant to a Forced Exercise will be limited to ten percent (10%) of the Cumulative Volume (the “Forced Exercise Share Limit”). Any Warrant Shares purchased by Investor during the Measurement Period would reduce the maximum number of Warrant Shares Company may require Investor to purchase pursuant to a Forced Exercise. For the avoidance of doubt, no Trading Day used in the Measurement Period for any given Forced Exercise may be used in the Measurement Period of a subsequent Forced Exercise.”

3. Disclosure. Company covenants and agrees that it will: (a) timely disclose this Second Amendment via the filing of a Form 6-K; and (b) file an amendment to Company’s previously filed Prospectus Supplement regarding the Warrant within two (2) days of the Effective Date.

4. Representations and Warranties. Each of Investor and Company, for itself, hereby acknowledges, represents, warrants and agrees as follows:

(a) Such party has full power and authority to enter into this Second Amendment and to incur and perform all obligations and covenants contained herein, all of which have been duly authorized by all proper and necessary action.

(b) No consent, approval, filing or registration with or notice to any governmental authority is required as a condition to the validity of this Second Amendment or the performance of any of the obligations of such party hereunder.

5. Certain Acknowledgments. Each of the parties acknowledges and agrees that no property or cash consideration of any kind whatsoever has been or shall be given by Investor to Company in connection with this Second Amendment.

6. Other Terms Unchanged. The Warrant, as amended by the First Amendment and this Second Amendment, remains and continues in full force and effect, constitutes legal, valid, and binding obligations of each of the parties, and is in all respects agreed to, ratified, and confirmed. Any reference to the Warrant after the date of this Second Amendment is deemed to be a reference to the Warrant as amended by the First Amendment and this Second Amendment. If there is a conflict between the terms of this Second Amendment and the Warrant or the First Amendment, the terms of this Second Amendment shall control. No forbearance or waiver may be implied by this Second Amendment. Except as expressly set forth herein, the execution, delivery, and performance of this Second Amendment shall not operate as a waiver of, or as an amendment to, any right, power, or remedy of Investor under the Warrant or First Amendment, as in effect prior to the date hereof. For the avoidance of doubt, this Amendment shall be subject to the governing law, venue, and Arbitration Provisions, as set forth in the Purchase Agreement.

7. No Reliance. Company acknowledges and agrees that neither Investor nor any of its members, managers, equity holders, representatives or agents has made any representations or warranties to Company or any of its agents, representatives, officers, directors, or employees except as expressly set forth in this Second Amendment and, in making its decision to enter into the transactions contemplated by this Second Amendment, Company is not relying on any representation, warranty, covenant or promise of Investor or its members, managers, equity holders, agents or representatives other than as set forth in this Second Amendment.

8. Counterparts. This Second Amendment may be executed in any number of counterparts (including by electronic signatures), each of which shall be deemed an original, but all of which together shall constitute one instrument.

9. Further Assurances. Each party shall do and perform or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Second Amendment and the consummation of the transactions contemplated hereby.

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2

IN WITNESS WHEREOF, the undersigned have executed this Second Amendment as of the date set forth above.

INVESTOR:

Streeterville Capital, LLC

By:	/s/ John M. Fife
John M. Fife, President

COMPANY:

EUDA Health Holdings Limited

By:	/s/ Alfred Lim
Alfred Lim, CEO

[Signature Page to Warrant Amendment]